Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Kamada Ltd. (the “Company”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, December 10, 2025, at 4:00 p.m. (Israel time), for the following purposes:

(1)	To re-elect seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

(2)	To approve the grant of options to Mr. Amir London, our Chief Executive Officer.

(3)	To adopt an amended and restated Compensation Policy for Executive Officers and Directors.

(4)	To approve certain amendments to our Articles of Association, including to permit indemnification and insurance of our directors and officers under the Israeli Securities Law, 1968 and the Israeli Economic Competition Law, 1988.

(5)	Subject to the approval of Proposal 4, to approve an amendment to the exemption and indemnification undertaking letter issued by the Company to each of its directors and officers to provide for indemnification and insurance to the fullest extent permitted under the Israeli Securities Law, 1968 and Israeli Economic Competition Law, 1988.

(6)	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025, and for such additional period until our next annual general meeting of shareholders.

In addition to considering and voting on the foregoing proposals, representatives of our management will be available at the Meeting to review and discuss with shareholders our consolidated financial statements for the year ended December 31, 2024.

Our Board of Directors recommends a vote “FOR” the re-election of each of the director nominees set forth in Proposal 1 and the other proposals described in the attached Proxy Statement.

Shareholders of record at the close of business on October 30, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person, but only shareholders as of the Record Date are entitled to vote at the Meeting.

If you are a shareholder of record, you can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law, is November 6, 2025. Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the TASE’s website at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472), until the date of the Meeting. Our Company’s representatives are Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary and Mr. Moshe Hazan, our Legal Counsel (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-733-321705).

Sincerely,

/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

October 23, 2025

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, December 10, 2025, at 4:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) re-election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) approval of the grant of options to Mr. Amir London, our Chief Executive Officer; (3) approval of the adoption of an amended and restated Compensation Policy for Executive Officers and Directors; (4) approval of certain amendments to our Articles of Association, including to permit indemnification and insurance of our directors and officers under the Israeli Securities Law, 5728-1968 (the “Securities Law”) and the Israeli Economic Competition Law, 5748-1988 (the “Competition Law”); (5) subject to the approval of Proposal 4, approval of an amendment to the exemption and indemnification undertaking letter issued by the Company to each of its directors and officers to provide for indemnification and insurance to the fullest extent permitted under the Securities Law and the Competition Law; and (6) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025 and for such additional period until our next annual general meeting of shareholders. In addition to considering and voting on the foregoing proposals, representatives of our management will be available at the Meeting to review and discuss with shareholders our consolidated financial statements for the year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 30, 2025 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. See below “How You Can Vote.”

How You Can Vote

●	Shares Traded on Nasdaq

o	Voting in Person. If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

o	Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

●	Shares Traded on TASE

o	Voting in Person or by Proxy. Shareholders who hold shares through members of the TASE may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting.

o	Voting Electronically. Shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name, sign and submit proxies for such shares (in which case they are considered present for purposes of determining the presence of a quorum at the Meeting), but do not have the discretionary authority to vote on such particular proposal. Brokers that have not received voting instructions from their customers may vote such shares, as the holders of record, on “routine” matters but not on “non-routine” matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter (excluding abstentions), is required to elect each of the director nominees set forth in Proposal 1 and to approve the other proposals.

In addition, the approval of Proposal 2 (the grant of options to our Chief Executive Officer) and Proposal 3 (the adoption of an amended and restated Compensation Policy), are also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority for Compensation”): (i) a majority of the shares held by shareholders who are not controlling shareholders (within the meaning of the Israeli Companies Law, 5759-1999 (the “Companies Law”)) and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system, voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

In addition, the approval of Proposal 4 (amendments to our Articles of Association) and Proposal 5 (with respect to the amendment of the exemption and indemnification undertaking letter issued by the Company to Mr. Ishay Davidi, a director and our controlling shareholder), are also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the shares held by shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system, voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Under the Companies Law, each shareholder voting on Proposals 2, 3, 4, and 5 (with respect to the amendment of the exemption and indemnification undertaking letter issued by the Company to Mr. Ishay Davidi) is required to inform us prior to voting on the proposals at the Meeting, whether or not the shareholder has a “personal interest” in such proposals; otherwise, a shareholder’s vote will not be counted for the purposes of such proposals. A shareholder who signs and returns a proxy card will be deemed to have confirmed that such shareholder, and any related party of such shareholder, does not have a “personal interest” in such proposals, unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on December 10, 2025. Any such written notice must be sent to the Company via registered mail at the Company’s offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Attention: Vice President, General Counsel and Corporate Secretary. All other shareholders voting on such proposals are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Solicitation of Proxies

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information as of October 15, 2025 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 57,681,590 ordinary shares outstanding as of October 15, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	22,084,287	38.29%
The Phoenix Holdings Ltd.(2)	4,016,721	6.96%
Leon Recanati(3)	3,474,437	6.02%
Directors
Lilach Asher Topilsky(4)	41,500	*
Uri Botzer(5)	15,000	*
Ishay Davidi(6)	22,125,787	38.33%
Karnit Goldwasser(7)	41,500	*
Lilach Payorski(8)	15,000	*
Leon Recanati(3)	3,474,437	6.02%
David Tsur(9)	649,429	1.13%
Prof. Benjamin Dekel(10)	8,000	*
Assaf Itshayek(11)	8,000	*
Directors and executive officers as a group (20 persons)(12)	27,208,278	46.12%

*	Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 ordinary shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 ordinary shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 ordinary shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 ordinary shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 41,500 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)	Based solely upon, and qualified in its entirety with reference to, the quarterly report submitted by significant shareholders pursuant to legal requirements dated October 8, 2025. According to the report, the securities are beneficially owned by various entities directly or indirectly controlled by the reporting shareholder, each of which operates under separate management and exercises independent judgment with respect to voting and investment decisions.

(3)	Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,455,457 ordinary shares through Gov Financial Holdings Ltd. and 1,346,335 ordinary shares through Insight Capital Ltd., both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 41,500 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.11 (or $6.71) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(4)	Subject to options to purchase 41,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 22.11 (or $6.71) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(5)	Subject to options to purchase 15,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 17.35 (or $5.27) per share, which expire on June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(6)	Includes (i) 22,084,287 ordinary shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds, and (ii) 41,500 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.11 (or $6.72) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(7)	Subject to options to purchase 41,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.11 (or $6.72) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(8)	Subject to options to purchase 15,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $5.88) per share, which expire on June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(9)	Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 41,500 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.11 (or $6.72) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 15,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(10)	Subject to options to purchase 8,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $5.98) per share, which expire on March 7, 2030. Does not include 8,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(11)	Subject to options to purchase 8,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $5.98) per share, which expire on March 7, 2030. Does not include 8,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(12)	Includes 109,140 ordinary shares held by the company’s executive officers. In addition, includes options to purchase 434,485 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 17.52 (or $5.48) per share, which expire between February 11, 2027 and November 28, 2029. For certain information regarding the directors’ beneficial ownership, see footnotes (1)-(11).

Compensation of Executive Officers

For information regarding compensation paid to our directors and officers with respect to 2024, including compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2024, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 5, 2025 (which we refer to as our “2024 Form 20-F”). Item 6.C of our 2024 Form 20-F (“Board Practices”) contains additional information regarding our Board of Directors, its committees and our corporate governance practices. We encourage you to review those portions of our 2024 Form 20-F.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under our Articles of Association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of nine directors: Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati and Mr. David Tsur, all of whom were elected to serve in such capacity at our 2024 annual general meeting of shareholders, and Prof. Benjamin Dekel and Mr. Assaf Itshayek, who were elected to serve as external directors, within the meaning of the Companies Law, each for a three year term, at our extraordinary general meeting of shareholders held on August 29, 2023. Each of our directors (other than our external directors) generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Companies Law).

Each of our currently serving directors (excluding our external directors) is standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our Articles of Association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur, Prof. Benjamin Dekel and Mr. Assaf Itshayek is an “independent director” as defined under the Nasdaq Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, all of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our Company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Lilach Asher-Topilsky has served as a member of our Board of Directors since December 2019, as the Chair of our Board of Directors since August 2020 and serves as a member of our Strategy Committee (as the Chair of the Strategy Committee since November 2023). Mrs. Asher Topilsky previously served as a member of our Compensation Committee from August 2020 until August 2023. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chair of the board of directors of Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd., Amal and Beyond Ltd. and Marom Dolphin Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chair at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chair of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) and Head of Strategy & Planning Division (2007-2009). Previously, Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our Board of Directors since December 2022, and serves as a member of our Strategy Committee. Mr. Botzer has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Mr. Botzer currently serves as a director at Marom Dolphin Ltd. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our Board of Directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd. (TASE), Ashot Ashkelon Industries Ltd. (TASE), and Bio-Lab Ltd. Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd. (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. and Amal and Beyond Ltd. Mr. Davidi previously served as the Chairman of the Board of Directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our Board of Directors since December 2019 and served as a member of our Audit Committee and Compensation Committee from January 2020 until August 2023. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015 – September 2021), Orian DB Schenker (2017 – 2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010 – 2016) and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013 – 2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion — Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Lilach Payorski has served on our Board of Directors since December 2021 and serves as a member of our Audit Committee. Ms. Payorski served as the Chair of our Audit Committee from December 2021 to October 2023. Ms. Payorski served as the Group Chief Financial Officer of Delta Galil Industries (TASE: DELG) from May 2024 until October 2024. Prior to that, Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd. (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chair of the audit committee of ODDITY Ltd. (NASDAQ: ODD) and Gauzy Ltd. (NASDAQ: GAUZ). Ms. Payorski also served as the chair of the audit committee of Scodix Ltd. (TASE: SCDX). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our Board of Directors since May 2005, as the Chairman of our Board of Directors from March 2013 to August 2020 and served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as the Chairman of MadaTech, National Museum of Science Technology and Space in memory of Daniel and Mathilde Recanati. Mr. Recanati also serves as a member of the board of directors of Evogene Ltd., a computational biology and chemistry company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

David Tsur has served on our Board of Directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Prior to that, Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur served as the Chairman of the Board of Directors of Kanabo Ltd. (LSE) and currently serves as a director of BioHarvest Sciences Inc. (CSE). Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the Nasdaq Listing Rules, we follow Israeli law and practice rather than the Nasdaq requirement for independent director oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders. Our Board of Directors reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global biopharmaceutical and financial experience. Accordingly, our Board of Directors approved the nomination of each of the director nominees.

Under a shareholders’ agreement entered into on March 6, 2013, Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc., TUTEUR S.A.C.I.F.I.A (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees shall continue to benefit from the indemnification and exculpation undertaking letters previously issued to each of them, as may be amended at the Meeting (see Proposal 5), as well as from directors’ and officers’ liability insurance as we shall procure from time to time.

Proposal

The shareholders are being asked to re-elect the seven directors named above to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF OPTION GRANT TO OUR CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority for Compensation (see above “Vote Required for Approval of the Proposals”), in that order.

Mr. Amir London has served as our Chief Executive Officer since July 2015. Prior to that, from December 2013, Mr. London served as our Senior Vice President, Business Development. Mr. London has over 25 years of senior management and international business development experience.

During 2022, our Compensation Committee and Board of Directors adopted a policy to grant our management members equity-based compensation, in the form of options, on a tri-annual basis and adopted a three-year share-based compensation award plan, according to which Mr. London was awarded options. Following the expiration of such three-year plan, our Compensation Committee and Board of Directors have approved the adoption of a new multi-year share-based compensation plan, providing for a single grant of options to members of management during the duration of the plan, in an amount determined based on their respective management levels, with additional pro rata grants permitted only in the event of a promotion during the plan term. According to such plan, our Compensation Committee and Board of Directors approved, subject to shareholder approval, to grant Mr. London options to purchase 400,000 ordinary shares. The options shall be exercisable on a cashless basis based on an exercise price of NIS 23.75 per share (which is equal to the higher of (a) the average closing price of the Company’s ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by the Board and (b) the closing price of the Company’s ordinary shares on the TASE on the date of the approval of the option grant by the Board, plus 5%). The options will be granted under our 2011 Israeli Share Award Plan and shall vest over a period of four years in four equal installments, such that 25% of the options will vest on each anniversary of the grant date. The options will be exercisable for 10 years following the date of grant and all unexercised options will expire immediately thereafter.

Each of our Compensation Committee and Board of Directors has determined that the grant of the options to Mr. London and their terms are consistent with our Compensation Policy for Executive Officers, as currently in effect, as well as with the Compensation Policy for Executive Officers and Directors being presented for approval at the Meeting (see Proposal 3).

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant to Mr. Amir London, the Company’s Chief Executive Officer, of options to purchase ordinary shares of the Company, as set forth in Proposal 2 of the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the grant of options to Mr. Amir London.

PROPOSAL 3
ADOPTION OF AN AMENDED AND RESTATED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
(Item 3 on the Proxy Card)

Background

Under the Companies Law, an Israeli public company, including companies whose shares are dually traded on the TASE and outside of Israel, such as Kamada, is required to adopt a compensation policy that sets forth the terms of service and employment of its office holders (within the meaning of the Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority for Compensation (for details, see above “Vote Required for Approval of the Proposals”). In addition, the board of directors is required to periodically examine the compensation policy, and assess the need to adjust the policy in the event of a material change in circumstances or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Companies Law.

Our current Compensation Policy for Executive Officers and Compensation Policy for Directors (together, the “Compensation Policies”) were adopted by our shareholders at our annual general meeting held in December 2022. The Compensation Policies were drafted and approved in accordance with the requirements of the Companies Law and determine (among other things) the amount of the compensation of our officers and directors, its components, the maximum values for the various components of compensation and the method for determining compensation.

In accordance with the requirements of Israeli law, which mandate that a compensation policy be reviewed and reapproved at least once every three years, our Compensation Committee undertook a comprehensive review of the Company’s Compensation Policies in connection with its recommendation to the Board of Directors. As part of this review, the Compensation Committee engaged an independent consultant to provide benchmarking data from a relevant peer group of companies, selected based on criteria such as industry, size, geographic scope, and market capitalization. The benchmark information was carefully reviewed and considered by both the Compensation Committee and the Board of Directors, which showed that the Company’s compensation levels for its executives were generally below market medians for comparable positions in the peer group across most categories. Following this review and deliberation, the Compensation Committee recommended, and the Board of Directors approved, certain amendments to the Company’s Compensation Policies, which are designed to bring our compensation framework closer to competitive market levels while maintaining our commitment to responsible compensation practices. In addition, the Company determined to consolidate its existing Compensation Policies into a single, unified Compensation Policy applicable to both executive officers and directors. The proposed amended and restated Compensation Policy for Executive Officers and Directors, marked to show changes to the Compensation Policies, is attached hereto as Appendix A (the “Updated Compensation Policy”).

Accordingly, taking into account the benchmarking data, the experience gained from implementing the current policies, the increasingly competitive environment for talent in the biopharmaceutical industry, and other relevant considerations, our Board of Directors, upon the recommendation of the Compensation Committee, approved the Updated Compensation Policy. Shareholders are being asked to approve the adoption of the Updated Compensation Policy at the Meeting.

Primary proposed amendments to the Compensation Policies:

The primary proposed changes under the Updated Compensation Policy are summarized below. In addition, a number of technical and grammatical edits have been made throughout the Updated Compensation Policy for clarity and consistency. The full text of the proposed amendments to the Companies Policies is annotated on the Updated Compensation Policy attached hereto as Appendix A. The summary below is qualified in its entirety by reference to the full text of the annotated Updated Compensation Policy, which is attached hereto as Appendix A.

●	Base Salary Caps: The maximum annual base salary caps have been updated to reflect market benchmarks, as follows — for the chief executive officer, increased from NIS 1,400,000 to NIS 1,550,000; for Israel-based C-level executives, increased from NIS 1,100,000 to NIS 1,200,000; for U.S.-based C-level executives, increased from US$350,000 to US$400,000; for Israel-based other executives, increased from NIS 850,000 to NIS 950,000; and for U.S.-based other executives, increased from US$275,000 to US$300,000.

●	Advance Notice Period: The advance notice period has been increased to up to eight months for the chief executive officer (previously six months) and up to six months for other executives (previously four months).

●	Fixed-to-Variable Compensation Ratio: The maximum ratio between fixed and variable compensation has been increased to provide greater flexibility — up to 1:4 for the chief executive officer (previously 1:2), up to 1:2 for C-level executives (previously 1:1.5), and up to 1:1.5 for other executives (previously 1:1).

●	Annual Bonus: The maximum annual bonus for executives in sales positions has been increased to eight monthly salaries (from seven monthly salaries), with no change to the maximum annual bonus for the chief executive officer (ten monthly salaries) and other executives (six monthly salaries).

●	Special Bonus: The scope of special bonuses has been expanded to include retention, retirement, and other special circumstances. The maximum special bonuses per year, together with the discretionary component of the annual bonus, for the chief executive officer has been increased to align with the guidance of the Israel Securities Authority, from three monthly salaries to the higher of three monthly salaries or 25% of total variable compensation, with no changes to the cap on special bonuses per year for other executives, which remains at up to three monthly salaries. The combined annual and special bonus cap remains at twelve monthly salaries for the chief executive officer and eight for other executives.

●	Equity-Based Compensation: The maximum annual value of equity-based awards has been increased to up to 20 times the monthly base salary for the chief executive officer (previously 14 times), up to 12 times the monthly base salary for other executives (previously 8 times), and up to $75,000 for the directors (previously $50,000). In addition, a new provision has been added to permit the Company to apply dividend-related adjustments to equity awards of officers and directors when similar adjustments are made to groups of employees, ensuring consistent treatment among all participants in the event of a dividend distribution.

●	D&O Insurance: The maximum aggregate limit of liability under the Company’s directors’ and officers’ liability insurance policy, and any run-off policy, has been increased from US$50 million to US$75 million.

If approved by our shareholders at the Meeting, the Updated Compensation Policy will become effective as of the date of the Meeting, will remain in effect for a period of up to three years, and will be subject to periodic review and assessment by our Board of Directors in accordance with the Companies Law.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to adopt the amended and restated Kamada Ltd. Compensation Policy for Executive Officers and Directors in the form attached as Appendix A to the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the adoption of the amended and restated Compensation Policy for Executive Officers and Directors.

PROPOSAL 4
APPROVAL OF AMENDMENTS TO ARTICLES OF ASSOCIATION
(Item 4 on the Proxy Card)

Background

Under the Companies Law, the Securities Law and the Competition Law, an Israeli company may exculpate, indemnify and insure its directors and officers against certain liabilities and expenses incurred for acts performed by them in their capacity as directors and officers of the company, subject to certain limitations, and provided that a provision authorizing such exculpation, indemnification and insurance is included in its articles of association. Our Articles of Association (the “Articles”) currently permit us to exculpate, indemnify, and insure our office holders (as defined in the Companies Law) for liabilities and expenses imposed on them as a consequence of acts performed in their capacity as office holders of the Company, to the fullest extent permitted by the Companies Law. However, the Articles do not currently permit indemnification or insurance of directors and officers in accordance with the Securities Law or the Competition Law. Under the Securities Law, a company may indemnify or insure an officer or director for a payment to an injured party imposed in an administrative proceeding, and for expenses (including reasonable legal fees) incurred by the office holder in connection with certain administrative proceedings, if such indemnification or insurance is permitted by the company’s articles of association. Similarly, under the Competition Law, a company may indemnify or insure an officer or director for reasonable expenses (including reasonable legal fees) incurred as a result of a proceeding instituted under such law, if permitted by the company’s articles of association. Accordingly, it is proposed to amend Article 33 of the Articles to expand the indemnification and insurance provisions to permit us to indemnify and insure our directors and officers to the fullest extent permitted by any applicable law, including the Securities Law and the Competition Law.

In addition, we are proposing several governance-related amendments to the Articles to align with current practices and applicable law. These amendments include: (i) eliminating the mandatory requirement to publish shareholder meeting notices in Hebrew newspapers, as the Company is exempt from this requirement under the Israeli Companies Regulations (Reliefs for Companies Whose Securities are Listed on Stock Exchanges Outside of Israel), 2000; (ii) updating the procedure for appointing a chairman for a general meeting of shareholders in the absence of the Chairman of the Board to establish a clear succession order to ensure efficient shareholder meeting management; (iii) removal of certain procedures regarding voting at shareholder meetings by “show of hands” and secret ballots, as they are not relevant for a public company; and (iv) adding a provision to allow the Chairman of the Board to waive advance notice requirements for Board meetings in urgent circumstances, enabling the Board to address critical matters more efficiently. In addition, a number of technical and grammatical edits have been made throughout the Articles for clarity and consistency.

The full text of the proposed amendments to the Articles is annotated on the Articles of Association attached hereto as Appendix B. The summary above is qualified in its entirety by reference to the full text of the annotated Articles of Association attached hereto as Appendix B.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s Articles of Association set forth on Appendix B to the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the amendments to the Company’s Articles of Association.

PROPOSAL 5
APPROVAL OF AMENDMENTS TO THE DIRECTORS AND OFFICERS’ INDEMNITY UNDERTAKING
(Item 5 on the Proxy Card)

We have issued a letter of exemption from liability and undertaking to indemnify to each of our current officers and directors (the “Indemnification Undertaking”), exculpating them from liability for breaches of their duty of care to the Company to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest, within the meaning of the Companies Law) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities, as set forth in the Indemnification Undertaking. Under such undertakings, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined the Company before May 31, 2013, the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment or NIS 20 million, and (ii) for office holders who joined the Company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

Subject to shareholder approval at the Meeting of the proposed amendments to the Articles (see Proposal 4), we propose to amend the Indemnification Undertaking issued by the Company to each of its directors and officers to provide indemnification to the fullest extent permitted under the Securities Law and the Competition Law, as described in Proposal 4.

If the shareholders do not approve the proposed amendments to the Articles (under Proposal 4) and/or the Indemnification Undertaking (under this Proposal 5), the existing Indemnification Undertakings issued by the Company to its directors and officers shall remain in full force and effect.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Proposal 4, to approve an amendment to the exemption and indemnification undertaking letter issued by the Company to each of its directors and officers, to provide for indemnification and insurance to the fullest extent permitted under the Securities Law and the Competition Law.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the amendments to the Company’s exemption and indemnification undertaking letter issued by the Company to each of its directors and officers.

PROPOSAL 6
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2025 and for such additional period until our next annual general meeting of shareholders, pursuant to the approval and recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

The following table sets forth the aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31,
	2024	2023
Audit Fees(1)	$430,000	$430,000
Tax Fees(2)	7,036	111,243
All Other Fees(3)	33,020	8,041
Total	$470,056	$549,284

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2024 and 2023 were for compliance with tax regulation.

(3)	Other fees in 2024 were mainly related to consulting services for information technology upgrades and in 2023, were for sustainability and environmental, social, and governance related consulting services.

Proposal

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the year ended December 31, 2024. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2024, which form part of our 2024 Form 20-F, are available under the “Investor & Media” portion of our website at www.kamada.com or via the SEC’s website at www.sec.gov or the website of the ISA at www.magna.isa.gov.il. Shareholders may receive a hard copy of the 2024 Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the 2024 Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,

/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

Date: October 23, 2025

Appendix A

KAMADA LTD.

COMPENSATION POLICY FOR OFFICE HOLDERS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders, if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Change of Control Event” means (i) acquisition (including an exchange) of more than 50% of the share capital of the Company by a non-Affiliate holder, or a sale (including an exchange) of all or substantially all of the shares of the Company to any Person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a sale of all or substantially all of the assets of the Company; and (iii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation.

2.5.	“CEO” means the Chief Executive Officer of the Company.

2.6.	“C-Level Executive” means any Executive other than the CEO who is a C-suite executive (e.g., chief financial officer, chief operating officer, chief medical officer, chief commercial officer, etc.).

2.7.	“Committee” means the Compensation Committee of the Board~~, within the meaning of the Companies Law~~.

2.8.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.9.	“Controlling Shareholder” means as defined in the Companies Law.

2.10.	“Director” means any member of the Board.

2.11.	“EBITDA” or “Adjusted EBITDA” means as reported in the Company’s ~~earnings in a given~~financial publications for the applicable year ~~before accounting for taxes on income, finance income and expenses, depreciation, amortization and costs associated with stock based compensation~~.

2.12.	“Executive” means an Office Holder other than a non-employee Director.

2.13.	“Office Holders” ~~or “Executives”~~ means as defined in the Companies Law, as well as any executive manager of the Company directly reporting to the CEO, if employed by an Affiliate.

2.14.	“Other Executive” means any Executive other than the CEO and a C-Level Executive.

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2.15.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.16.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.17.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

2.18.	Nothing in this Policy shall confer upon any person, including any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder. The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.19.	To the extent that an Office Holder’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder’s engagement or service is not through employment relations with the Company or any Affiliate thereof, then this Policy shall apply, mutatis mutandis.

2.20.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law, a relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a compensation policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

2.21.	Terms of Office and Engagement of any Office Holder that were in effect prior to the date of adoption of this Policy, and were in compliance with prior compensation policies of the Company, will remain in effect even if those may not be in compliance, in full or in part, with this Policy.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to do any of the following:

(a)	interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

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4.	General Considerations

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed in this section below. ~~The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have the appropriate qualifications needed by the Company, which is a key element for the Company’s success. The Company believes that in order to attract and retain competent and skilled Executives that would support the efforts to create shareholder value, the Executives’ Terms of Office and Engagement should generally be comparable to Executives in comparable companies. In certain circumstances, in order to attract and retain unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.~~

4.1.	Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Executives that have appropriate qualifications is one of the key elements to the Company’s success. In order to attract and retain Executives that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Executives are retained should be competitive, should reflect the anticipated contribution of such Executives to the Company and its business, should reflect the scope of authority and responsibilities of the Executive and should create adequate incentives for such Executives to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.	Creating appropriate incentives to the Company’s Executives, considering, among other factors, the Company’s risk management ~~policy~~processes. In this respect, the Company will strive to create balanced compensation arrangements under which an Executive will be motivated to contribute to the achievement of the Company’s targets by creating a link between performance and compensation. On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management processes. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Executive are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Executive, and therefore, there may be variations between the Terms of Office and Engagement of different Executives.

4.3.	The size of the Company and the nature of its operations. The Company operates in an advanced international environment and in markets that are dynamic and are continuously in flux, offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Executive, appropriate attention should be given to the particular circumstances and challenges of such Executive.

4.4.	Competitive environment. The Terms of Office and Engagement of an Executive should generally be determined after consideration is given to the terms offered to comparable Executives in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and attract and retain competent and capable Executives.

4.5.	Compensation mix. The Terms of Office and Engagement of an Executive may include a combination of various components, such as: salary and auxiliary payments and benefits, annual bonuses, special bonuses, equity or equity-linked awards, expense reimbursement, relocation reimbursement, retirement, termination of service and change of control arrangements, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the appropriate components should be considered, and not necessarily all of the above-mentioned components need be included.

5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations, as applicable in each case:

5.1.	The education, qualifications, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

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5.4.	The job function, organizational level, position and areas and scope of responsibility and authority of the Office Holder;

5.5.	The obligations, responsibilities, roles and objectives imposed on the Office Holder under Applicable Law;

5.6.	The need to attract and retain Office Holders who have relevant skills, experience, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.	The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be ~~examined in each instance~~ determined by the Company as deemed appropriate. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition and financial results, numbers of years of operations and jurisdiction of incorporation or of ~~the executive~~ such company’s headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.	The ratio between the cost of the Terms of Office and Engagement of the Office Holder and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for purposes of this section, those engaged through manpower companies), and the effect of such differences on the employment environment in the Company;

5.14.	If the Terms of Office and Engagement include variable components, the inclusion of provisions ~~reducing~~ permitting the reduction of variable components at the Board’s discretion, and setting a limit on the exercise value of an equity-based variable component~~, all at the Board’s discretion~~ that is not settled in cash;

5.15.	If the Terms of Office and Engagement include termination benefits, the period of employment or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its financial results, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Office Holder or for which such Office Holder is recruited or retained and incentivizing the Office Holder to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

~~The determination shall be made on the basis of all or part~~The relevance and applicability of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

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6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight. Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.	The starting base salary of an Executive shall be determined during the course of negotiations for his/her employment in the Company, conducted by the person who will directly supervise him/her (for the CEO, the Chairman of the Board, and for the other Executives, the CEO). The base salary will be determined personally for each Executive based on the considerations detailed in Section 5. The annual (gross) base salary shall not exceed ILS 1,~~400~~550,000 for the CEO, ILS 1,~~100~~200,000 for Israel-based C-Level Executives, USD ~~350~~400,000 for U.S.-based C-Level Executives, ILS ~~850~~950,000 for Israel-based Other Executives, and USD ~~275~~300,000 for U.S.-based Other Executives.

6.1.1.2.	In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope, performance and importance to the Company, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms:

The Terms of Office and Engagement of an Executive will include benefits or entitlements mandated by Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the benefits listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)	Pension, including 401K;

(b)	Further education fund;

(c)	Severance pay;

(d)	Managers insurance;

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members;

(f)	Disability insurance;

(g)	Periodic medical examination;

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(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof, including ongoing vehicle maintenance, parking expenses reimbursement, toll road subscription or reimbursement), or the value of the use thereof, or transportation allowance. The Company shall not gross up the leased car use value;

(i)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof, including expenses associated with a mobile data plan used while the Executive is abroad;

(j)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof;

(k)	Sick days;

(l)	Holiday and special occasion gifts;

(m)	Recuperation pay;

(n)	Expense reimbursement (including domestic and international travel expenses and per diem payments);

(o)	Payments for meals during working hours, according to the Company’s policy for all employees;

(p)	Payments or participation in relocation and related costs and expenses;

(q)	Loans or advances (subject to Applicable Law);

(r)	Professional or academic courses or studies;

(s)	Newspaper or online subscriptions;

(t)	Professional membership dues or subscription fees;

(u)	Professional advice or analysis (such as pension, insurance and tax); and

(v)	Exculpation, indemnification and insurance to the fullest extent permitted by Applicable Law.

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof, subject to applicable law and the terms of this Policy. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.1.3.	Termination Payments

Executives’ termination payments may include, in addition to retirement and termination benefits and payments as may be required by Applicable Law, the following:

6.1.3.1.	Advance Notice of Termination. Advance notice of termination, not exceeding the higher of (i) the period required by Applicable Law and (ii) up to ~~four (4~~six (6) months for Executives other than the CEO and ~~six (6~~eight (8) months for the CEO. During this period the Executive will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an Executive’s services during the advance notice period and pay the Executive in lieu thereof, including the value of benefits.

6.1.3.2.	Termination payment. Under special circumstances, a Special Bonus (as defined under 6.2.3.2 below) may be payable in connection with an Executive’s retirement or the termination of an Executive’s employment.

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6.2.	Variable Compensation

6.2.1.	The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that the ratio between an Executive’s “fixed compensation” (comprised of base salary and benefits) to “variable compensation” (including, without limitation, annual cash bonuses and the value of equity-based compensation granted during the calendar year, but excluding one-time cash awards such as special bonuses and termination bonuses), with respect to any given calendar year, may be up to 1:~~2~~4 for the CEO (i.e., the total variable compensation may be up to two times the total fixed compensation paid to the CEO in any calendar year), up to 1:~~1.5~~2 for C-Level Executives (i.e., the total variable compensation may be up to one and a half times the total fixed compensation paid to the C-Level Executive in any calendar year), and up to 1:1.5 for Other Executives (i.e., the total variable compensation may be up to one time the total fixed compensation paid to the Other Executive in any calendar year).

6.2.2.	Subject to Applicable Law, the following shall be authorized to determine the measurable criteria and their relative weight in the case of variable compensation (cash and equity-based) that is based on measurable criteria, provided that the criteria is consistent with this Policy:

Executive	Authorized Body
Executive other than the CEO	CEO
CEO	Committee and Board
Executive who is a Controlling Shareholder (or a relative thereof)	Committee and Board

The CEO shall inform the Committee of any awards to Executives (other than the CEO) determined by the CEO in accordance with the authority granted under this Section 6.2.2, at the first Committee meeting to be held after the determination by the CEO of each such award.

Subject to Applicable Law, the Committee and Board shall determine and approve if and to what extent the measurable criteria (determined in accordance with the authority granted under this Section 6.2.2) have been achieved with respect to the CEO and all other Executives.

6.2.3.	Bonuses. Bonuses may include plan-based annual bonuses and other bonuses:

6.2.3.1.	Annual Bonus. Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope (“Annual Bonus”).

(a)	With respect to each year, ~~a bonus~~ an Annual Bonus plan (the “Bonus Plan”) ~~may~~will be prepared for each Executive, as provided in clause (b) below, subject to Section 6.2.1. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives.

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(b)	The Bonus Plan will be comprised primarily of a measurable component and a small portion may be ~~evaluation~~ based on managerial appraisal, as follows:

(i)	Measurable Component: A significant portion of the ~~annual bonus~~Bonus Plan, not less than 80%, shall be ~~determined~~ based on measurable criteria~~,~~ (determined in accordance with the authority granted under Section 6.2.2)~~as follows~~.

1.	Company Performance Criteria. Quantifiable and measurable Company performance criteria shall be determined and shall be the same for all Executives. The extent of meeting these measures shall determine 80% of the total ~~bonus~~Bonus Plan for the CEO and between 40%-60% of the total ~~bonus~~Bonus Plan for other Executives.

2.	Individual Performance Criteria. Quantifiable and measurable key performance indicators (KPIs) shall be determined for each Executive other than the CEO separately, in accordance with his/her position. The extent of meeting these measures shall determine 20%-40% of the total ~~bonus~~Bonus Plan of an Executive other than the CEO. No individual performance criteria shall be determined for the CEO. Notwithstanding the above, an Executive whose performance is solely in the field of sales or special projects/assignment, may be determined according to individual performance criteria only.

3.

List of Measurable Criteria. ~~Sales Executives or Special Projects. The Committee may determine, based on the recommendation of the CEO, to increase the proportion of the Individual Performance Criteria (up to 80%) in special cases where it deems the Executive’s role in the field of sales or special projects to have a significant impact on specific KPI(s), and in such cases the Company Performance Criteria may not apply.~~ Company and individual measurable criteria may include the following: financial measures (such as net revenues; sales turnover, operating profit, percentage of operating profit, EBITDA or Adjusted EBITDA, net profit, operating profit; earnings per share (EPS) and cash flow); obtaining regulatory approvals from the authorities in the target markets; achievement of operational, organizational and/or managerial goals; achievement of clinical and/or R&D milestones; quality objectives; success in raising capital; meeting the Company’s budget; business development goals; and mergers and acquisitions.

Each such criteria may constitute up to 50% of each of the total Company and individual performance criteria.

(ii)

Discretionary Component (Managerial Appraisal): The Company may determine that a portion of an Executive’s ~~annual cash bonus~~ Bonus Plan will be based on the evaluation of an Executive’s performance (by the Board in the case of the CEO and by the CEO in the case of all other Executives) in terms that are not measurable but which have a contribution to the Company’s long-term performance. The managerial appraisal will determine up to 20% of an Executive’s total Bonus Plan.

~~except that the Committee may determine that this provision may not apply to the annual bonus of an Executive other than the CEO with respect to whom the Individual Performance Criteria has been increased on the account of decreasing the Company Performance Criteria in accordance with Section 6.2.3.1(b)(i)(3) above.~~

(c)	The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(d)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

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(e)	The payment of any Annual Bonus to Executives under the Bonus Plan for a given year shall be subject to achieving a minimum percentage of the Company performance criteria for such calendar year. If performance falls below such minimum percentage, Executives shall not be paid any Annual Bonus for such calendar year; the minimum percentage is 70%, provided that average minimum percentage of achievement of the Revenue and EBITDA or Adjusted EBITDA criteria for that given year is at least 80%. The Committee may determine that this provision ~~may~~does not apply to the Annual Bonus of an Executive ~~with respect to whom,~~ in the ~~Individual Performance Criteria has been increased~~field of Sales or Special Projects whose Bonus Plan is based solely on ~~the account of decreasing the Company Performance Criteria in accordance with Section 6.2.3.1(b)(i)(3) above~~individual performance criteria.

(f)	The maximum Annual Bonus amount payable to an Executive under the Bonus Plan for any given calendar year may not exceed ten (10) (gross) monthly salaries for the CEO and six (6) (gross) monthly salaries for Executives other than the CEO who are not in sales positions, and ~~seven (7~~eight (8) (gross) monthly salaries for Executives other than the CEO who are in sales positions.

(g)	The aggregate amount of the Annual Bonuses to be granted to all of the Executives, with respect to a specific year, shall not exceed 10% of the EBITDA or Adjusted EBITDA for such year.

(h)	To the extent applicable, the Committee and Board may modify the measurable criteria and/or targets, and/or their relative weights under a Bonus Plan ~~may be revised~~ during the applicable annual period, including in order to account for regulatory changes, significant changes in the Company’s business or operations, material changes in the market(s) in which the Company operates during such year, a significant merger and acquisition event or other material changes applicable to the Company. Without limiting the foregoing, the authorized body shall be entitled to reduce or cancel an Executive’s Annual Bonus at its discretion.

(i)	An Executive whose employment shall commence during a bonus year ~~will~~may be entitled to a pro-rated Annual Bonus, provided that the Executive has been employed for at least four (4) months during the applicable bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment was for less than four months during the applicable bonus year shall be entitled to a pro-rated Annual Bonus. An Executive whose employment terminated during a bonus year (including upon a Change of Control Event) may be entitled to a pro-rated Annual Bonus for that year, other than if the employment was terminated by the Company or an Affiliate for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the applicable Equity Plan), in which case the Executive shall not be entitled to an Annual Bonus.

6.2.3.2.	Special Bonuses

(a)	An Executive may be awarded a special cash bonus under special circumstances (“Special Bonuses”). Special Bonuses ~~shall~~may be payable in recognition of the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals (which may be similar to performance criteria as described above under “Annual Bonus”) or the occurrence of specific events or in recognition of the Executive’s special contribution to key Company developments and activities (such as, without limitation, execution of projects not within the scope of the annual work plan, special efforts to execute a project within the scope of the annual work plan and special contribution to the Company’s success and promotion of its goals), as well as to enable the Company to adapt to specific or unaccounted for changes or events that occur during the year, or as a retention, termination, retirement or signing cash bonus or in ~~specific~~ other special circumstances.

(b)	The Special Bonus payable for any calendar year shall not exceed, (i) with respect to an Executive other than the CEO, up to three (3) times the monthly gross base salary (in addition to any Annual Bonus (if any)); and (ii) with respect to the CEO, together with the discretionary component of the Bonus Plan, ~~shall not exceed~~ the higher of three (3) times the monthly gross base salary and 25% of the aggregate variable compensation (equity and/or cash) for that calendar year.

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(c)	The amount of the Annual Bonus and the Special Bonus, together, in any calendar year shall not exceed twelve (12) salaries for the CEO and eight (8) salaries for Executives other than the CEO.

6.3.	Equity-Based Compensation

6.3.1.	Equity-based awards may be granted to Executives under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards may include, options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes.

6.3.2.	The maximum value of all equity-based awards, in the aggregate, that may be granted to a particular Executive on an annual basis shall not exceed ~~14~~20 times the monthly (gross) base salary of an Executive in the case of the CEO and ~~8~~12 times the monthly (gross) base salary of an Executive in the case of all other Executives.~~to be accounted by the Company associated with granted to an Executive in a particular year~~ For the purposes of this paragraph, the value of any equity-based award shall be determined based on the annualized equity-based compensation expense that the Company records in accordance with generally accepted accounting principles for all equity-based awards of an Executive in a given year.

6.3.3.	Equity-based awards granted to Executives shall be subject to an overall vesting period~~,~~ of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Unless otherwise determined, each award will vest in four (4) equal annual installments, such that 25% of the award shall vest on each of the four anniversaries of the grant date. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange or NASDAQ, as applicable, during the 30 trading days prior to the date of grant; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange or NASDAQ, as applicable, on the date of grant.

6.3.5.	The Company may determine to accelerate the vesting or continue the vesting and/or the exercise eligibility of an Executive’s equity-based awards in connection with the termination of such Executive’s employment, service or engagement or upon a Change of Control Event, all in accordance with the provisions of the applicable Equity Plan.

6.3.6.	In the event that equity awards of groups of employees of the Company and/or its Affiliates are subject to adjustment of terms in connection with dividend payments that is applied to the entire group of such employees, then such adjustment may be applied also to Executives that constitute part of the same group.

6.3.7.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.4.

Subject to Applicable Law, ~~a non material annual~~an amendment, or aggregate amendments, of up to 10% to the Terms of Office and Engagement of an Executive who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

The CEO shall inform the Committee of any amendment to the Terms of Office and Engagement of any such Executive approved by the CEO in accordance with the authority granted under this Section 6.4 at the first Committee meeting to be held after the approval by the CEO of each such amendment.

6.5.	Subject to Applicable Law, a change, or aggregate changes, of up to 10% in the Terms of Office and Engagement of the CEO in comparison to the Terms of Office and Engagement of the CEO, which were the most recent to be approved by the shareholders of the Company, shall only require the approval of the Committee and the Board. Any such change(s) in the total compensation that is greater than 10% shall require the approvals required by Applicable Law.

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7.	Components of Terms of Office and Engagement of a Director

The Terms of Office and Engagement of a non-employee Director (including an External Director, within the meaning of the Companies Law, if serving on the Board) may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director, within the meaning of the Companies Law, if serving on the Board, shall be subject to and determined in accordance with the Companies Law and the applicable regulations promulgated thereunder.

Except as set forth in this Section 7, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their terms and conditions of employment shall be determined according to Company customary compensation and policies for similar positions, subject to the provisions of this Policy.

7.1.	Annual Fee and Per Meeting Fees

All non-employee Directors (including External Directors, if elected) shall be paid an annual cash fee and per meeting fees in accordance with the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 and the Israeli Companies Regulations (Relief for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

The Company may elect to pay increased fees to non-employee Directors who have accounting and financial expertise or certain professional expertise, within the meaning of and in accordance with the Director Compensation Regulations.

7.2.	Equity-Based Compensation

7.2.1.	Equity-based awards may be granted to non-employee Directors, and the provisions of Section 6.3 shall apply to such awards, mutatis mutandis.

7.2.2.	The maximum value of all equity-based awards, in a given year, that may be granted to a particular non-employee Director on an annual basis, shall not exceed US$~~50,000~~75,000. The maximum value of an equity-based award shall be determined as of the date of grant, other than cash-settled equity-based awards, which shall be determined as of the date of payment. The value of a non-employee Director’s equity-based awards will be determined in ~~accordance with~~the manner described in section 6.3.2.~~generally accepted valuation and accounting principles, as they apply to the relevant type of equity-based award~~above.

7.3.	Expenses

All Directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board and committee’s thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

8.	INSURANCE, EXCULPATION AND INDEMNIFICATION

8.1.	Indemnification and Exculpation

The Company may indemnify and exculpate its Executives and Directors (including in their capacity as Executives and Directors of the Company’s Affiliates) to the fullest extent permitted by Applicable Law from time to time, as provided in an agreement between such individuals and the Company, all subject to Applicable Law and the Company’s articles of association. The Company may adopt arrangements to secure such indemnification obligations for its Directors and Executives.

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8.2.	Insurance

8.2.1.

The Company will provide directors’ and officers’ liability insurance (“D&O Insurance”) for persons serving, from time to time, as Executives and Directors of the Company and its Affiliates (including those who also serve as officers, directors or employees of a Controlling Shareholder), to the fullest extent permitted by Applicable Law, including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$~~50~~75,000,000 (~~fifty~~seventy five million U.S. Dollars) for each D&O Insurance period; and (ii) the Committee has determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

8.2.2.	Subject to Applicable Law, upon circumstances to be approved by the Committee (and, if required by law, by the Board), the Company shall be entitled to enter into a “run off” D&O Insurance of up to seven (7) years, with the same insurer or any other insurer (the “Run Off Coverage”); provided that (i) the maximum aggregate limit of liability shall be not more than US$~~50~~75,000,000 (~~fifty~~seventy five million U.S. Dollars) for the term of the policy; and (ii) the Run Off Coverage shall be approved by the Committee (and, if required by law, by the Board) and the Committee shall have determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Run Off Coverage is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

8.2.3.

The Company may extend the D&O Insurance, as in effect from time to time, to include cover for liability pursuant to a future public offering of securities.

Subject to Applicable Law, the D&O Insurance, as well as the additional premium, shall be approved by the Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions, and that the extended D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

9.	Recoupment

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements, provided that (i) such restatement has occurred within 36 months of the payment; and (ii) the accounting restatement is not the result of changes in Applicable Law, including changes in generally acceptable accounting principles or financial reporting standards. The Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) ~~no repayment obligation shall arise after the lapse of a~~the period of time ~~of no less than three years from the date on which the original payment was made, (iii) the period of time of no more than 12 months~~ over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Office Holder during such period ~~, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards;~~, and (iii~~v~~) such other provisions as determined in each case, subject to Applicable Law. Notwithstanding the aforesaid, the compensation recovery will not be triggered if the Committee has determined that “recoupment” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient. Nothing in this Section 9 shall derogate from or limit any other “clawback” or similar provisions imposed on an Office Holder by Applicable Law, including applicable stock exchange listing rules and securities laws, or a separate contractual obligation.

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10.	Effectiveness; Term

10.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

10.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceases to be a Public Company.

11.	Non-Exclusivity of this Policy

11.1.	Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and Office Holder short-term or long-term incentive plans, subject in each case, to the approvals required under the Companies Law.

11.2.	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

12.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

13.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors on [●], 2025

*****

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Appendix B

Amended Articles of Association

COMPANIES LAW, 5759 - 1999

ARTICLES OF ASSOCIATION FOR THE MANAGEMENT OF
A LIMITED LIABILITY PUBLIC COMPANY

1.	Name of the Company

The name of the Company is: (in English): KAMADA LTD.

2.	Objectives of the Company

The objective of the Company is to engage in any lawful activity.

3.	Definitions and Interpretation

3.1	“Securities Law” - Securities Law, 5728 – 1968 (and any other law which shall amend or replace it, as shall be in effect from time to time) and the regulations promulgated thereunder.

3.2	Words denoting the singular shall include the plural and vice versa; words denoting the masculine shall include the feminine and vice versa.

3.3	Unless special definitions for specific terms are included in these Articles, any word or term in these Articles shall be attributed the meaning designated for them in the Companies Law 5759 - 1999 (in these Articles: “Companies Law”), unless such meaning will contradict the written subject or the content thereof.

3.4	To dispel any doubt, matters that are provided for in the Companies Law such that their provision may be stipulated in the Articles of Association and these Articles do not make any contrary reference to them other than in respect to the provisions set forth in the Companies Law - the Companies Law shall apply to them.

4.	Business

The Company is entitled, at any time, to engage in any industry, or type of business that it is authorized expressly or implicitly to engage in pursuant to Article 2 above. Likewise, the Company is entitled to cease its engagement in these businesses regardless of whether it started to do business in said industry or type of business or not.

5.	Official Office

The official office of the Company shall be the address to be determined from time to time by the Board of Directors, or by one who has been authorized by the Board of Directors for such purpose.

6.	The share capital of the Company and the rights attached to the shares

6.1	The authorized capital of the Company is NIS 70,000,000 divided into 70,000,000 Ordinary Shares of a nominal value of NIS 1 each.

6.2	The ordinary shares shall confer upon their holders -

6.2.1	An equal right to receive notices of general meetings of the Company, to participate and vote in the general meetings of the Company, both in regular or extraordinary meetings, and each share of the Company entitles its holder, who is present at a meeting and participates in the vote, by himself, through a representative or through a voting instrument, to one vote;

6.2.2	Equal rights to participate in the distribution of dividends, in cash or by way of bonus shares, in the distribution of assets or any other distribution, according to the pro rata share of the nominal value of the shares held by them;

6.2.3	Equal right to participate in the distribution of surplus assets of the Company at its dissolution pro rata to the nominal value of the shares held by them.

7.	Limited Liability

The shareholders’ liability for debts of the Company shall be limited to the full amount (nominal value together with the premium) which they were required to pay to the Company for the shares which is still outstanding.

8.	Joint shares and share certificates

8.1	If two or more persons are registered in the Shareholder Register as joint owners of a share, each person may give a binder receipt for any dividend or other monies relating to the share.

8.2	A shareholder registered in the Shareholder Register is entitled to receive from the Company, free of charge, within a period of three months after the allocation or registration of the transfer of one share certificate on which is imprinted all the shares registered in his name listing the number of the shares. If a share is jointly owned, the Company will issue one share certificate for all of the owners of the share, and the delivery of this share certificate to any of the joint owners of the share shall be deemed as delivery to all the owners.

8.3	Each share certificate shall bear the signature of at least one director together with the Company stamp or its printed name.

8.4	A share certificate that has been destroyed, defaced or lost may be replaced upon the furnishing of proof and guarantees as required by the Company from time to time.

9.	Relief of the Company for shares that are not fully paid up

9.1	If a shareholder fails to pay the consideration which he undertook to pay for his shares, in whole or in part, on time and under the terms of the issuance of the shares and/or the demand for payment as set forth in Article 9.2 herein, the Company may, upon a decision by the Board of Directors, forfeit such shares in respect to which their payment is outstanding. Forfeiture of shares shall take place only after the Company has sent the shareholder written notice of its intent to forfeit the shares within at least 7 days from the date of receipt of the notice if payment is not made within the period of time so specified in the notice.

The Board of Directors may at any time prior to the date on which the forfeited share is sold, reissued or transferred in another manner, revoke the forfeiture under such terms as they deem fit.

Shares that are forfeited shall be held by the Company as dormant shares or can be sold.

9.2	If, under the terms of issuance of shares no date is designated for payment of any installment of the price that must be paid for the shares, the Board of Directors may from time to time, require payment from the shareholders for the outstanding monies not yet paid for the shares held by them and each shareholder shall be bound to pay the Company the required sum at the time so designated, provided that 14 days advance notice is received regarding the date and place where payment is to be made (“Call for Payment”). The notice shall specify that non payment at or prior to the designated time, at the specified location, may cause a forfeiture of such shares in respect to which a call for payment has been made. A Call for Payment may be revoked or deferred to another time, as the Board of Directors decides.

9.3	In the absence of any other determination in the terms of issuance of the shares, a shareholder shall not be entitled to receive dividends or exercise any right as a shareholder for any shares that have not yet been fully paid.

9.4	Persons who are joint owners of a share shall be jointly and severally liable for payment of the sums owed to the Company for the share.

9.5	Nothing in this Article 9 shall derogate from any other action to be taken by the Company against a shareholder who fails to defray his debt to the Company in respect to his shares.

10.	Transfer of shares

10.1	Any transfer of shares that is listed in the Shareholders Register in the name of a registered shareholder, including a transfer by the nominee company or to it, shall be made by a share transfer deed in the language customary for this matter in Israel or any other version authorized by the Board of Directors or any person so authorized by it for this purpose. A share transfer deed shall be signed personally, by the transferor and the transferee by themselves or through their attorneys, along with the signature of witnesses authenticating their signatures.

10.2	Prior to the registration of any transfer of shares in the Shareholder Register, a share transfer deed shall be submitted to the Company at its registered address or any other place that the Board of Directors shall designate for this purpose or to whom the Board of Directors shall so designate, along with the share certificates that are being transferred (if issued) and any other proofs required by the Company regarding the proprietary right of the transferor of his right to transfer the shares and the authority of the transferor’s attorney or the transferee’s attorney to sign on behalf of the transferor or transferee on the share transfer deed (if so signed by an attorney).

10.3	The Company shall be entitled, in an amount designated by the Board of Directors from time to time, to collect a reasonable fee under the circumstances, for the registration of the transfer.

10.4	Subject to the provisions of the Companies Law, a transfer of shares shall not be registered in the Shareholder Register until the Company has received a transfer deed, the share certificate and the required proofs as stated above, and the Company was paid the sum that was designated, if so designated, for registration of the transfer; the transferor shall continue to be deemed the owner of the transferred shares until the registration of the transferee as the holder of the transferred shares in the Shareholder Register.

10.5	The Company may close the Shareholder Register for a period of time decided by the Board of Directors provided that it does not exceed, in aggregate, thirty days each year. When the Shareholder Register is closed, share transfers may not be registered.

10.6	Subject to these Articles or the terms of the issuance of the shares, any fully paid up share may be transferred without the approval of the Board of Directors.

10.7	If the Company refuses to approve a transfer of shares, it shall notify the transferor of such no later than one month from the date it received the share transfer deed.

10.8	Share transfer deeds that are registered in the Shareholder Register shall remain with the Company. Any share transfer deed that the Company refused to register in the Shareholder Register shall be returned to the person who submitted it, upon his request.

10.9	Subject to the provisions of the Companies Law and these Articles, if it is proved to the satisfaction of the Company and by the means designated by it, that the legal conditions for assignment of the right to the shares registered in the Shareholders Register in the name of a registered shareholder exist, the Company shall recognize the assignee and him only, as the holder of the rights to such shares.

10.10	Notwithstanding the above, upon the death of one or more individuals who are registered as joint owners of shares registered in their name in the Shareholder Register, the Company shall recognize the remaining registered owners who are alive, and them only, as the owners of those shares.

10.11	Subject to the provisions of these Articles, the Company shall change the ownership of shares in the Shareholder Register if an order of the court instructing it to amend the Shareholder Register has been delivered to it, or if it has been proven to the Company, to its satisfaction and by the means designated by it, that the terms in the law for assignment of the shares have been satisfied, and the Company shall not recognize the right of a person to shares prior to his proving his right to them as explained above.

10.12	Without derogating from the above, the Company may refuse to change the registration of the ownership of shares in the Shareholder Register or may defer it, as it would have been entitled to do, if the registered shareholder had by himself transferred the share, prior to the assignment of the right.

10.13	Subject to the provisions of the Companies Law and the provisions of these Articles, a person who becomes entitled to a share, shall be entitled to transfer the shares as the registered owner of the share himself was allowed, prior to the assignment of the right.

10.14	The Company may destroy share transfer deeds following the expiration of a seven year period from the date of the registration in the Shareholder Register, and the Company may destroy share certificates that were revoked, after the expiration of seven years from their revocation, and there shall exist a retroactive presumption that all of the share transfer deeds and certificates that were destroyed were fully valid and that the transfers, revocations and registrations, as warranted, had been lawfully carried out.

11.	Change of Capital

11.1	The general meeting may increase the authorized share capital of the Company by creating new shares of an existing or new class of shares, as decided by the general meeting.

11.2	The general meeting may cancel the unissued authorized share capital provided that there is no existing obligation of the Company including a contingent obligation, to issue the shares.

11.3	The general meeting may, subject to the provisions of the law:

11.3.1	Consolidate and re-divide its share capital, or any part thereof, to shares of a per share nominal value that is greater than the per share nominal value of its existing shares.

11.3.2	Divide, by a re-division of the existing shares, in whole or in part, its share capital, in whole or in part, to shares of a per share nominal value that is smaller than the per share nominal value of its existing shares.

11.3.3	Reduce the share capital and any capital redemption reserve fund in the manner and under the terms and with the approval required by the Companies Law.

11.3.4	Redistribute the existing shares, in whole or in part, into shares of different, new and/or existing classes, with the same preferred rights, priority rights, preferential rights, exceptions, restrictions, classes, changes of rights, missing rights and deferred rights as the resolution states.

12.	Change of rights of share classes

12.1	If the share capital is divided into different classes of shares, the Company may, by a resolution adopted by a general meeting, by ~~regular~~ ordinary majority, unless the terms of issuance of the particular class of shares stipulates otherwise, cancel, convert, expand, add, reduce, amend or change in another manner the rights of a class of shares of the Company, provided that the resolution was approved at a general meeting for shareholders of that particular class, by ~~regular~~ ordinary majority, or - if otherwise stipulated in the terms of issuance of a particular class of shares of the Company - as stipulated in said terms of issuance, and subject to relevant law.

12.2	The provisions fixed in these Articles regarding shareholders meetings shall apply, mutatis mutandis, to all meetings of a class, provided that a quorum in a meeting of a class shall be when at the commencement of the meeting, there shall be present, themselves, or by proxy, one or more shareholders who together hold at least twenty five percent of the number of shares issued of the particular class. If no quorum exists within one half hour from the time designated for the commencement of the meeting, the meeting of the class shall be adjourned for one week, to the same day of the week, the same time and same place, or to a later date or another place if so stated in the notice of the meeting, and at the adjourned meeting, a quorum shall be the number of participants therein notwithstanding the number of shares held by them.

12.3	The rights conferred upon shareholders or owners of a class of shares that were issued, whether with ordinary rights, preferred rights or other special rights, shall not be deemed as having been converted, reduced, impaired or altered in another manner by the creation or issuance of additional shares of any class, whether of equal, different or preferred rights nor will they be considered as having been converted, reduced, impaired or altered in another manner, by an alteration of the rights attached to shares of another class, unless expressly stipulated otherwise in the terms of the issuance of the shares.

13.	Issuance of other shares or securities

13.1	The Company may issue shares and other securities which are convertible or may be exercised into shares, as the Board of Directors determines, limited to the authorized share capital of the Company. For purposes of calculating the limit of the authorized capital, convertible securities or securities that are exercisable into shares, shall be considered as having been converted or exercised on the date of their issuance. Without derogating from the foregoing generalities, the Company may issue the other shares and securities, grant preferred rights, including options, to purchase them or otherwise regulate them, to those persons, at such times, at the prices and under such terms ~~as the~~ and in accordance with any other provision associated thereto, including, provisions regarding the methods for distributing the shares and securities issued by the Company, among their purchasers, including in the case of a oversubscription, all - as the Board of Directors decides.

13.2	Without derogating from the foregoing generalities, and subject to the provisions of the Companies Law and these Articles, the Board of Directors may determine that the purchase price for the shares shall be paid in cash or in specific assets, including securities or in any other manner it deems fit, or that the shares will be issued as bonus shares or issued for their nominal value or for a greater value, individually or by a series of shares, all pursuant to the terms and at such times as determined by the Board of Directors in its discretion.

14.	Redeemable securities

Subject to the provisions of the Companies Law the Company may issue redeemable securities under such terms and in such manner as determined by the Board of Directors in its discretion.

15.	Registers

15.1	The Company shall maintain a Shareholder Register as required by the Companies Law. Subject to the provisions of the Companies Law, upon registration in the Shareholder Register the registered shareholder will be deemed the owner of the shares registered in his name, even if a share certificate has not been issued for the shares.

15.2	The Company will maintain a Register for substantial shareholders, as required by the Companies Law.

15.3	The Company may maintain another Shareholder Register outside of Israel under the terms established for this matter in the Companies Law.

15.4	The Company will maintain a register of bond holders and holders of convertible securities of the Company, and the provisions of these Articles relating to shares shall apply to these convertible shares, in respect to the registration in a register, the issuance of certificates, replacement of certificates, transfer and assignment, mutatis mutandis, all subject to the terms of issuance of the securities.

16.	General Meetings

Resolutions of the Company in the following matters shall be adopted by the general meeting:

16.1	Changes to the Articles of Association;

16.2	Exercise of the powers of the Board of Directors if the Board of Directors cannot fulfill its position, as stated in ~~clause~~ Section 52(a) of the Companies Law;

16.3	Appointment of the Company auditor and the termination of his employment;

16.4	Appointment of directors, including ~~outside~~external directors (to the extent ~~outside~~external directors are required to be elected under applicable law or should the Company elect to have ~~outside~~external directors serve on the Board of Directors of the Company), and their dismissals;

16.5	Approval of actions and transactions requiring approval of the general meeting under the Companies Law or any other law;

16.6	Increase of the authorized share capital and its reduction;

16.7	Any other resolution that under the Companies Law must be adopted by a general meeting;

16.8	Merger, as defined in the Companies Law.

17.	Convening General Meetings

17.1	General meetings shall be convened at least once a year at the place and time determined by the Board of Directors but no later than 15 months after the previous general meeting. These general meetings shall be called “annual meetings”. The other meetings of the Company shall be called “extraordinary meetings”.

17.2	The agenda at the annual meeting shall include ~~deliberation~~the presentation of reports by the Board of Directors and the financial statements ~~as~~to the extent required by law. The general meeting shall appoint an auditor, the directors under these Articles and shall discuss all other matters which must be discussed in the annual meeting of the Company by these Articles and by the Law, as well as any other matter determined by the Board of Directors.

17.3	The Board of Directors may convene an extraordinary meeting by a resolution of the ~~board~~Board and ~~must~~shall convene ~~a general~~an extraordinary meeting if it receives a written demand to do so by any of the following (“Demand to Convene”):

17.3.1	Two directors or ~~a~~one quarter of the directors then serving; and/or

17.3.2	One or more shareholders, who hold at least five percent of the issued capital and at least one percent of the voting rights in the Company; and/or

17.3.3	One or more shareholders who hold at least five percent of the voting rights in the Company.

17.4	Any demand to convene must specify the objectives in respect to which the meeting would be called and shall be signed by the persons requesting the meeting and delivered to the official office of the Company. The demand may consist of a number of identical documents each one signed by one or more requesting individuals.

17.5	The Board of Directors that is requested to convene an extraordinary meeting will convene such a meeting within twenty one days from the date the demand to convene was submitted to a date that will be specified in the invitation and subject to relevant law.

17.6	If the Board of Directors fails to convene an extraordinary meeting requested under Article 17.3 above, the requesting individual may, and if they are shareholders - even some of them who hold more than half of the voting rights, convene the meeting on his own, provided that it is not convened more than three months from the date such demand was submitted, and it shall be convened, insofar as possible, in the same manner that meetings are convened by the Board of Directors.

17.7	The agenda of a shareholders meeting shall be determined by the Board of Directors and shall also include topics for which an extraordinary meeting was demanded to be convened under Article 17.5 as well as topics that were requested as set forth in Article 17.8.

17.8	One or more shareholders who hold at least one percent of the voting rights in a shareholders meeting may ask the Board of Directors to include a topic on the agenda of a shareholders meeting to be convened in the future, provided that the topic is suitable for discussion at the shareholders meeting.

17.9	A demand as set forth in Article 17.8 shall be submitted in writing to the Company at least seven days prior to the issuance of notice of the convening of a shareholders meeting, along with the language of the proposed resolution by the shareholders attached to the demand.

~~1.1~~	~~Notice of a shareholders meeting shall be publicized in at least two daily newspapers with a broad readership, which are published in the Hebrew language.~~

17.10	Other than notice of a shareholders meeting as set forth in Article 17.10, the Company shall not be obliged to deliver notice of a shareholders meeting to registered shareholders or to non registered shareholders.

17.11	Notice of a shareholders meeting shall specify the place, date and time of the meeting and shall include the agenda as well as a brief summary of the proposed resolutions and any other description required by law.

17.12	The Board of Directors, in its decision to convene a meeting, may determine the nature of the description of the items to be included on the agenda of the meeting, which will be delivered to those shareholders entitled to participate in the meeting, all according to the judgment of the Board of Directors and subject to the provisions of the Companies Law.

17.13	Without derogating from the powers of the Board of Directors as set forth in this Article 17, and without detracting from the generalities of the provisions of these Articles regarding the transfer of powers by the Board of Directors, the Board of Directors may transfer its powers as stated above in this Article 17, to a committee of the Board of Directors and/or an office holder in the Company, whether for the purpose of a particular shareholders meeting or for a period of time.

17.14	A defect made in good faith in the convening of a general meeting or in the management thereof, including a defect resulting from the non satisfaction of a provision or term that was fixed by law or in these Articles, including in the manner of the convening of the general meeting or its management, shall not invalidate any resolution adopted by the general meeting and shall not render defective the discussions that took place in it, subject to the provisions of the law.

18.	Proceedings in the general meetings

18.1	Proceedings in the general meeting shall not commence until a quorum is present at the start of the proceedings. A quorum shall be the presence of at least two shareholders who hold at least twenty five percent of the voting rights (including presence through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

18.2	If a quorum is not present after one half hour from the time the general meeting was designated to start, the meeting shall be adjourned for one week, to the same day, same time and place or to a later date if specified in the invitation to the meeting or notice of the meeting without the need for an additional notice (“Adjourned Meeting”).

18.3	A quorum ~~in~~for an Adjourned Meeting shall be the number of its participants.

18.4	The chairman of the Board of Directors shall serve as chairman of the general meeting. ~~If the chairman of the Board of Directors is absent from the meeting within 15 minutes from the time designated for the meeting or if he refuses to sit as chair of the meeting, the chairman shall be elected by the general meeting~~ If at any general meeting the chairman of the Board of Directors is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the general meeting, any of the following may preside as chairman of the general meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as chairman of the general meeting, the shareholders present (in person or by proxy) shall choose a shareholder or its proxy present at the meeting to be chairman of the general meeting.

18.5	A general meeting in which a quorum is present may decide to adjourn the meeting to another date and place, and in such an instance, notices and invitations to the adjourned meeting shall be delivered according to Article 17.10 above.

19.	Voting in the General Meeting

19.1	A shareholder who wishes to vote in a shareholders meeting shall prove his ownership of the share to the Company, to the extent and in the manner required by applicable law. Without derogating from the foregoing, the Board of Directors may fix provisions and procedures regarding the proof of ownership of Company shares, subject to applicable law.

19.2	A shareholder of the Company may vote at general meetings in person or by proxy or voting instrument.

19.3	Shareholders entitled to participate and vote at the general meeting are those who are shareholders on the record date ~~that~~ fixed by the Board of Directors by resolution, and subject to applicable law.

~~the Board of Directors by resolution determined to convene a general meeting, and subject to the law.~~

19.4	Each share grants one vote in general meetings of the Company. Each shareholder shall have the number of votes in accordance with the number of shares held by him for each vote.

19.5	A resolution ~~of~~at a general meeting shall be adopted by ~~a regular~~an ordinary majority unless another majority is designated in the Companies Law or these Articles.

19.6	A resolution of a general meeting regarding a Merger shall be adopted by a special majority of two thirds of ~~shareholders present~~the ordinary shares represented at the general meeting, in person or by proxy or voting instrument and voting thereon. Change of this Article shall be made in accordance with the terms of Article 42.2 below.

19.7	A declaration by the chairman of the meeting that a resolution was unanimously adopted or adopted by a specific majority, or that it failed or was not adopted by a specific majority, shall be conclusive evidence of the accuracy of the declaration.

19.8	In a tie, the chairman of the meeting shall not have a decisive or additional vote and the resolution that was put to a vote shall be rejected.

19.9	Shareholders of the Company may, in respect to any matter on the agenda of the meeting, vote in the general meeting (including a meeting of a class) by way of a voting instrument, provided that the Board of Directors, subject to the law, has not in its resolution to convene the meeting, negated the possibility of voting by way of a voting instrument on that issue.

19.10	If the Board of Directors prohibits the use of a voting instrument, such prohibition shall be specified in the notice of the convening of the meeting pursuant to Article 17.10 above.

19.11	A shareholder may specify the manner in which he wishes to vote on the voting instrument and deliver it to the Company until the start of the meeting. A voting instrument in which a shareholder specified his manner of voting, which reaches the Company by the start of the meeting (including an adjourned meeting) shall be deemed as having been present at the meeting for purposes of establishing a quorum under Article 18.1 above.

19.12	The appointment of a proxy shall be in writing signed by the appointer. A corporation shall vote through its representatives appointed by an instrument that is duly signed by the corporation.

19.13	A vote in accordance with a power of attorney shall be lawful even if prior to said vote the appointer died or became legally incompetent, dissolved, was declared bankrupt, or the instrument of appointment was revoked or the share in respect to which the instrument was given was transferred, unless a written notice was received in the office prior to the meeting that the shareholder died, became incompetent, was dissolved, was declared bankrupt, or the appointment instrument was revoked or the share was transferred.

19.14	The instrument of appointment of a proxy and power of attorney or a copy certified by an attorney shall be deposited at the official office of the Company at least forty-eight (48) hours prior to the time designated for the meeting or the adjourned meeting at which is intended for the person mentioned in the instrument to vote.

19.15	A shareholder of the Company is entitled to vote in meetings of the Company through a number of proxies who will be appointed by him, provided that each proxy is appointed for different holdings of the shareholder of the Company shares. Nothing shall prevent each such proxy from voting at meetings of the Company in different manners.

19.16	If a shareholder is legally incompetent, he may vote through a member of his trustees, the receiver of his property, his natural guardian or another legal guardian and they may vote in person or by proxy or ~~by a~~ voting instrument.

19.17	If one or more of the holders of a jointly held share participate in a meeting, the vote of the person whose name appears first in the Shareholder Register as the owner of the share, in person or by proxy or voting instrument, and he is the one entitled to give the Company the voting instruments.

~~19.18~~	~~A proposed resolution put for a vote in the general meeting shall be resolved by a show of hands, unless a secret ballot is requested by any one member (in person or by his power of attorney) whether or not the demand came before or after the results of the vote were known, and when there is no demand for a secret ballot, then a declaration by the Chairman that the resolution passed by a show of hands or unanimously or by a specific majority or that it failed and a note recorded in this matter in the Book of Minutes of the Company, shall serve as concrete proof of this fact and there will be no need to prove the number of votes or the total votes that were given for or against the proposed resolution.~~

~~19.19~~	~~If a secret ballot is required by law the vote shall be made as the Chairman instructs and the results of the ballot shall be deemed a resolution of the meeting in which the secret ballot was requested.~~

20.	The Board of Directors

20.1	The Board of Directors shall determine the policy of the Company and shall supervise the performance of the duties of the General Manager and his activities. A power of the Company that was not delegated by the Companies Law or by these Articles to another organ, may be exercised by the Board of Directors.

20.2	The Board of Directors shall have all the authorities and powers conferred upon it by these Articles, by the Companies Law and by relevant law.

20.3	Without derogating from the provisions of these Articles, the Board:

20.3.1	Shall determine the operating plans of the Company, the principles of funding the plans and the order of preference among them;

20.3.2	Will examine the financial situation of the Company, and will set the credit limit that the Company is allowed to obtain;

20.3.3	Will determine the organizational structure and wage policies of the Company;

20.3.4	May resolve to issue a series of Company bonds;

20.3.5	Is responsible for the preparation of the Company’s financial statements and the approval thereof and to bring them before the annual meeting, as set forth in ~~clause~~ Section 171 of the Companies Law;

20.3.6	Will report to the annual meeting about the state of affairs of the Company and its business results, as set forth in ~~clause~~ Section 173 of the Companies Law;

20.3.7	Will appoint the General Manager of the Company and may resolve to dismiss him;

20.3.8	Will decide on the activities and transactions which require its approval pursuant to these Articles or pursuant to ~~clauses~~ Sections 255 and 268 to 275 of the Companies Law;

20.3.9	May resolve to issue shares and securities convertible into shares until the limit of the authorized share capital of the Company;

20.3.10	May resolve to distribute dividends or bonus shares, as warranted, by the Company;

20.3.11	May decide on an acquisition under such meaning in ~~clause~~ Section 1 of the Companies Law, from all shareholders or some of them, as it chooses;

20.3.12	Will give its opinion on a special acquisition offer, as set forth in ~~clause~~ Section 329 of the Companies Law;

20.3.13	Will determine the minimal number of directors needed on the Board, who must be accounting and financial experts, ~~under such~~within the meaning ~~in~~ of ~~clause~~Section 240 of the Companies Law; the minimum number shall be set by taking into account, inter alia, the type of company, its size, scope and complexity of its operations, and subject to the total number of directors in the Company, pursuant to ~~clause~~ Section 219 of the Companies Law.

The powers of the Board of Directors pursuant to this ~~clause~~ Article may not be delegated to the General Manager.

20.4	An authority of the Company that was not delegated by the Companies Law or by these Articles to another organ, may be exercised by the Board of Directors.

20.5	The Board of Directors may decide that the authorities conferred on the General Manager will be transferred to the authority of the Board, and all - for a specific matter or for a specific time frame. Without derogating from the foregoing, the Board of Directors may instruct the General Manager how to act in a specific matter. If the General Manager does not comply with the instruction, the Board of Directors may exercise the necessary authority to implement the instruction in his stead; if the General Manager is prevented from exercising his authorities, the Board of Directors may exercise them in his stead.

20.6	Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities to the General Manager, an officer of the Company or another person. The delegation of the authority of the Board, may be for a specific matter or for a specific time frame, in the discretion of the Board.

21.	Appointment of the Board of Directors and termination of office

21.1	The number of directors in the Company (including ~~outside~~external directors) shall be determined from time to time by the annual general meeting, provided that it is not less than five and no more than eleven directors (including the external directors, if any were elected).

21.2	The Company directors shall be elected by the annual meeting and/or by an extraordinary meeting, and shall function in their capacity until the expiration of the next annual meeting or until they cease functioning as directors under the provisions of these Articles. If a general meeting of the Company does not elect the minimum number of directors as specified in the Articles, the directors who served until said meeting shall continue to function, until their replacement by the general meeting of the Company.

21.3	Further to Article 21.2 above, the Board of Directors may appoint a director in the place of a director whose position was vacated and/or as an addition to the Board of Directors, subject to the maximum number of directors as set forth in Article 21.1 above. The appointment of a director by the Board of Directors shall be valid until the next annual meeting or until such director ceases to function pursuant to the provisions of these Articles.

21.4	A director, whose term of office expires, may be reelected.

21.5	A director shall begin functioning from the date of his appointment by the annual meeting and/or the extraordinary meeting and/or the Board of Directors or from another date if such date was designated in the resolution of his appointment by the annual meeting and/or the extraordinary meeting and/or the Board of Directors.

21.6	The Board of Directors shall elect a chairman of the board amongst their members. If a chairman is not elected or if the chairman is not present within 15 minutes after the time designated for the meeting, the directors present shall elect one of those present to serve as chairman at that meeting, and he shall conduct the meeting and shall sign the minutes of the meeting.

21.7	The chairman of the Board of Directors shall not be the General Manager of the Company unless the terms listed in ~~clause~~ Section 121(c) of the Companies Law are satisfied.

21.8	The general meeting may remove any director from his office prior to the expiration of his term of office, whether the director was appointed by the general meeting by virtue of Article 21.2 above or whether the director was appointed by the Board of Directors by virtue of Article 21.3 above, provided that the director was provided with reasonable opportunity to state his position before the general meeting.

21.9	If a vacancy occurs on the ~~board~~Board, the remaining directors may continue to act so long as their number does not drop below the minimum number of directors designated by these Articles. If the number of directors drops below the minimum number so designated, the remaining directors may act, but only to fill the vacancy left by the director under Article 21.3 or in order to convene a general meeting of the Company, and until the convening of the general meeting, they may act to manage the pressing affairs of the Company.

21.10	Subject to the provisions of the Companies Law and the regulations promulgated thereunder, the Company may compensate directors for their service as directors.

21.11	Each member of the Board of Directors may, with the consent of the ~~board~~Board, appoint ~~for himself an~~an individual to serve as alternate (hereinafter “Alternate Director”) provided that no person shall be appointed as an alternate director ~~shall not be appointed who~~if such person has already been appointed as an alternate for another director and/or ~~who~~if such person already serves as a director of the Company.

21.12	The appointment or termination of service of an Alternate Director shall be made by a written instrument signed by the appointing director, however, in any event, the office of an Alternate Director shall be terminated if the instances enumerated in ~~the clauses of~~ Article 21.14 herein become applicable to him or if the office of the member of the Board of Directors for whom he serves as an alternate is vacated for any reason whatsoever.

21.13	An Alternate Director ~~is~~shall have the same status, rights, and obligations as a director and is governed by all the provisions of the law and these Articles applicable to directors, other than the provisions regarding appointment and/or dismissal of a director as contemplated by these Articles.

21.14	The office of a director shall be vacated in any one of the following instances:

21.14.1	He resigned from his office by a letter signed by him that was submitted to the Company explaining the reasons for his resignation;

21.14.2	He was removed from office by the general meeting;

21.14.3	He was convicted of a crime as stated in ~~clause~~ Section 232 of the Companies Law;

21.14.4	Pursuant to a decision of the court, as stated in Section ~~clause~~ 233 of the Companies Law;

21.14.5	He is declared legally incompetent;

21.14.6	He is declared bankrupt, and if a corporation - a decision was made to voluntarily wind up or a liquidation order is issued.

21.15	The terms of office of members of the ~~board~~ Board shall be authorized by the ~~audit~~ compensation committee, the Board of Directors, and the general meeting, in that order, unless otherwise required by applicable law.

22.	~~Outside~~External directors

To the extent ~~outside~~external directors are required to be elected under applicable law or should the Company elect to have ~~outside~~external directors serve on the Board of Directors of the Company, at least two ~~outside~~external directors shall serve on the Board of Directors of the Company, in accordance with the requirements of the Companies Law and the regulations thereunder.

23.	Meetings of the Board of Directors

23.1	The Board of Directors shall convene a meeting according to the needs of the Company and at least once every three months.

23.2	The chairman of the Board of Directors may convene the ~~board~~Board at any time. Moreover, the chairman of the ~~board~~Board will convene a meeting in the following instances:

23.2.1	Upon demand of two directors, however if at such time the board numbers five or less directors - upon demand of one director;

23.2.2	Upon demand of one director if he specifies in his demand to convene the ~~board~~Board that he was informed of a matter of the Company that was discovered to have allegedly constituted a breach of the law or violation of proper corporate governance;

23.2.3	A notice or report by the General Manager which requires action by the Board;

23.2.4	The auditor notified the chairman of the Board of Directors of material defects in the accounting audit of the Company.

23.3	Notice of a ~~board~~Board meeting shall be delivered to all board members at least three (3) days prior to the convening of the meeting of the Board of Directors, unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the Chairman of the Board, that notice ought reasonably to be waived under the circumstances. The notice shall be delivered to the director in accordance with the provisions of Article 43.1 herein, and shall specify the date of the meeting and the place where it will be convened, as well as a reasonable description of all the subjects on the agenda.

23.4	Notwithstanding the above, the Board of Directors may convene a meeting without notice upon the consent of all the directors.

23.5	A quorum for a meeting of the ~~board~~Board shall be a majority of the members of the ~~board~~Board serving at the time of the meeting. If a quorum is not present within one half hour from the time designated for the meeting of the ~~board~~Board, the meeting shall be adjourned to a later date to be decided by the chairman of the Board of Directors, or in his absence, the directors who were present at the convened meeting, provided that advance notice of three (3) days is delivered to all the directors of the adjourned meeting. The quorum for an adjourned Board meeting is the number of participants at the meeting. Notwithstanding the foregoing, the quorum ~~needed~~ required to deliberate and adopt resolutions of~~n~~ the ~~b~~Board regarding the termination or suspension of the duties of the internal ~~comptroller~~auditor is a majority of the members of the ~~b~~Board.

23.6	The Board of Directors may convene meetings by any means of communication, provided that all the directors participating can hear one another simultaneously.

23.7	The Board of Directors may adopt resolutions without actually convening a meeting provided that all the directors entitled to participate in the deliberations and vote on the matter proposed for resolution consent to such. If such resolutions were adopted as stated in this Article, minutes of the resolutions will be written, including the resolution not to convene a meeting, and the chairman of the ~~board~~Board shall sign the minutes.

24.	Voting on the Board

24.1	Each director shall have one vote for every resolution put to vote.

24.2	Resolutions of the Board shall be adopted by a majority of votes. The chairman of the Board shall not have an additional or conclusive vote and in the event of a tied vote the resolution put to a vote shall be rejected.

25.	Committees of the Board

25.1	The Board may establish committees and appoint members of the ~~board~~Board to serve on them (hereinafter - “Committee of the Board”). If ~~committees~~Committees of the Board are established, the Board of Directors shall determine, in the terms of the powers of the committee, if the ~~committee~~Committee of the Board should be delegated certain authorities of the ~~board~~Board so that a resolution by the ~~committee~~Committee of the ~~board~~Board will be deemed a resolution taken by the ~~board~~Board or if a resolution of a ~~committee~~Committee of the Board shall be considered as a recommendation only subject to approval by the Board of Directors, provided that a committee shall not be delegated powers to adopt resolutions in the matters of appointments pursuant to Section ~~clause~~ 112 of the Companies Law. A person who is not a director shall not serve ~~in~~on a ~~committee~~Committee of the Board to which the Board delegated its authorities. A person who is not a director may serve on a ~~committee~~Committee of the Board where the Committee’s capacity ~~of which~~ is advisory.

25.2	The provisions in these Articles shall apply in respect to meetings and deliberations of any ~~committee~~Committee of the Board that is comprised of two or members, on matters relating to meetings of the Board of Directors and the voting therein, mutatis mutandis, subject to resolutions by the Board of Directors relating to the proceedings in meetings of the committee (if there are any such resolutions).

26.	Audit Committee

26.1	The Board of Directors of the Company shall appoint an audit committee from among its members. The number of members on the audit committee shall not be less than three. If ~~outside~~external directors are required to be elected under applicable law or should the Company elect to have ~~outside~~external directors serve on the Board of Directors ~~of the Company~~, all the ~~outside~~external directors shall be members of the audit committee. The chairman of the Board of Directors, or any director who is employed by the Company or provides the Company with services on a regular basis and/or a controlling shareholder or a relative thereof, shall not be appointed as a member of the audit committee.

26.2	The duties of the audit committee are:

26.2.1	To expose flaws in the business management of the Company, inter alia, by consulting with the internal ~~comptroller~~auditor of the Company or with the auditor, and to recommend to the Board of Directors ways to rectify the flaws;

26.2.2	To decide whether to approve acts and transactions requiring the approval of an audit committee pursuant to the Companies Law; and

26.2.3	Such other duties as required by applicable law or stock exchange rules.

27.	Minutes

27.1	The Board of Directors shall cause minutes to be made of the proceedings in Board meetings in which will be recorded, inter alia, the names of the participating directors and others who are present, the matters discussed, and the resolutions adopted at each meeting of the Board. All such minutes shall be signed by the chairman of the Board or by the chairman of the meeting, as ~~warranted~~applicable. Minutes that are approved and signed shall serve as conclusive proof of their contents.

27.2	The provisions of Article 27.1 above shall apply to the meetings of all committees of the Board and the adoption of resolutions by the Board when it does not convene.

28.	The General Manager

28.1	The Board of Directors shall appoint one or more General Managers. The General Manager shall be responsible for the regular management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its directives.

29.	Obtaining Credit and Providing Guarantees and Bonds

The Company may from time to time ~~obtain~~:

29.1	Obtain credit in any amount and secure its repayment in any manner, as well as give guarantees, debentures and sureties of any kind, as decided by the Board of Directors in its discretion;

29.2	Obtain credit in an amount and under such terms as decided by the General Manager or one whom he authorizes for such purpose, at the credit limits and securities that are fixed by the Board of Directors;

29.3	Issue bonds, capital notes or letters of undertaking, including debentures, capital notes or letters of undertaking which are convertible or which may be exercised into shares, whether in a series or not, and to pledge its assets, in whole or in part, whether for the present or the future, by a floating charge or a fixed charge - all as decided by the Board of Directors in its discretion and under the terms it deems fit. Debentures, capital notes, letters of undertaking, or other securities, as stated above, may be issued at discount, at a premium, or in any other manner, with deferred rights or with special rights or preferential rights or other rights, all as determined by the Board of Directors in its discretion.

30.	[Revoked]

31.	Participation in liquidation

If the Company is liquidated, the surplus assets shall be distributed on a pro rata basis to the sum that was paid up or eligible to be paid up on the nominal value of the shares. The Company shares have equal rights among them in respect to the capital amounts that were paid or deemed to have been paid on the nominal value of the shares in all matters related to the return of the capital and participation in the distribution of the surplus assets of the Company in a dissolution subject to the special rights of shares if shares with special rights were issued.

32.	Validity of Actions and Approval of Transactions

Subject to the provisions of the law, all acts taken by the Board of Directors or by a committee of the Board or by any person functioning as a director or a member of a committee of the Board or by the General Manager, shall be valid even if subsequent to such act, a defect in the appointment of the Board of Directors, committee of the Board, director, a member of the committee or the General Manager, as ~~warranted~~applicable, is discovered, or if one of said office holders was disqualified from functioning in his position.

33.	Exemption, Insurance and Indemnification

33.1	The Company may exempt in advance an office holder of the Company from liability, in whole or in part, for damages resulting from a breach of his duty of care towards the Company. Nevertheless, the Company may not exempt in advance a director from his responsibility towards it due to a breach of the duty of care in distribution. Furthermore, the Company may not exempt an office holder of the Company for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

33.2	The Company may indemnify an office holder retroactively for an obligation or cost as set forth in Articles 33.2.1, 33.2.2 and 33.2.3 herein imposed upon him ~~following~~for an act ~~made~~performed in his capacity as an office holder in the Company:

33.2.1	A financial obligation imposed on him in favor of another person pursuant to a court judgment, including a court judgment issued as part of a settlement or an arbitrator’s decision that was approved by the court;

33.2.2	Reasonable litigation costs, including legal fees expended by the office holder for an investigation or proceeding conducted against him by the authority competent to conduct an investigation or proceeding, which ended without an indictment against him and without being charged any monetary obligation as an alternative to a criminal proceeding, or which ended without an indictment against him but with the imposition of a monetary obligation as an alternative to a criminal proceeding for an offense that did not require mens rea; in this Article - the end of a proceeding without the filing of an indictment in a matter where a criminal investigation was opened - means the closing of the case pursuant to section 62 of the Criminal Procedure [Consolidated Version] Law, 5742 - 1982 (in this sub Article - Criminal Procedure Law) or following proceedings by the Attorney General pursuant to section 231 of the Criminal Procedure Law; “Monetary obligation as an alternative to a criminal proceeding” - a monetary obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746 - 1985, a fine for an offense established as a finable offense pursuant to the provisions of the Criminal Procedure Law, monetary or financial sanctions;

33.2.3	Reasonable litigation expenses, including legal fees, expended by an officer or for which he was held accountable by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal indictment in which he was acquitted, or a criminal indictment in which he was convicted of an offense that did not require criminal intent

33.2.4	Any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an office holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5748-1988, and the regulations promulgated thereunder (in these Articles, the “Economic Competition Law”)).

33.3	The Company may commit in advance to indemnify an office holder for obligations or costs as set forth in Article 33.2 above, in each of the following (in these Articles – “Commitment to Indemnify”) -

33.3.1	As set forth in Article 33.2.1, provided that the commitment to indemnify is limited to those types of events that in the opinion of the Board of Directors were foreseeable at the time such commitment to indemnify is given and to a sum that the Board of Directors determine is reasonable under the circumstances, and that in the commitment to indemnify the incidents which the Board believes are foreseeable in light of the actual operations of the Company at the time of the issuance of the commitment and the amount or the guidelines which the Board determined that are reasonable in the situation are specified.

33.3.2	As set forth in Articles 33.2.2 and 33.2.3.

33.4	The Company may enter into a contract to insure the liability of an office holder of the Company for an obligation imposed on him ~~following~~for an act ~~made~~performed in his capacity as an office holder of the Company, in each of the following:

33.4.1	Breach of a duty of care towards the Company or another person;

33.4.2	A breach of a fiduciary duty towards the Company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not harm the welfare of the Company;

33.4.3	A financial duty imposed on him in favor of another person; and

33.4.4	Any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an office holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the Economic Competition Law).

33.5	Articles 33.1 to 33.4 shall not apply in each of the following instances -

33.5.1	A breach of a fiduciary duty, other than for indemnification and insurance for a breach of fiduciary duty as set forth in Article 33.4.2 above;

33.5.2	A beach of the duty of care that was done intentionally or hastily unless done negligently only;

33.5.3	An act with the intent of producing unlawful personal gain;

33.5.4	A fine or sanction imposed on an office holder.

33.6	Decisions about giving an exemption, insurance, indemnification or a commitment to indemnify a director and/or officer who is not a director shall be adopted pursuant to relevant law.

33.7	Any amendment to the Companies Law or other applicable law adversely affecting the right of any office holder to be indemnified, insured or exempted pursuant to this Article shall be prospective only, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an office holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

33.8	The provisions of this Article (i) shall apply to the maximum extent permitted by law (including the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an office holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an office holder; and/or any office holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

33.9	For purposes of this Article, “capacity as an office holder of the Company” shall include capacity as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, partnership, joint venture, trust or other enterprise, in which the office holder serves at any time at the request of the Company (the “Corporate Capacity”). The phrase “an act performed in his capacity as an office holder” shall include any act, omission or failure to act and any other circumstances relating to or arising from the office holder’s service in a Corporate Capacity.

34.	Internal Comptroller Auditor

34.1	The Board of Directors of the Company shall appoint an internal ~~comptroller~~auditor in accordance with ~~a~~the recommendation of the audit committee. No person shall serve as an internal ~~comptroller~~auditor of the Company if he is an ~~interest holder~~interested party of the Company, an office holder of the Company, a relative of any of the foregoing, or the Company’s auditor or a representative thereof.

34.2	The Board of Directors shall establish which office holder shall be the organizational supervisor of the internal ~~comptroller~~auditor, and in the absence of any such determination, it will be the chairman of the Board of Directors.

34.3	The internal audit plan to be prepared by the ~~comptroller~~internal auditor will be submitted for approval of the audit committee, nonetheless, the Board of Directors may establish that the plan be submitted for approval of the Board.

35.	Auditor

35.1	The annual meeting shall appoint an external auditor for the Company. The external auditor shall function in his capacity until the end of the following general meeting, or for a longer period as will be determined by the annual meeting, provided that the term of service shall not be extended beyond the end of the third consecutive annual meeting following the one in which he was appointed.

35.2	Remuneration of the external auditor for his auditing activity shall be established by the Board of Directors. The Board of Directors shall ~~make known~~report the salary of the external auditor and the terms of his contract, including payments and obligations of the Company to him, to the annual meeting.

36.	Signatory Rights of the Company

36.1	The signatory rights of the Company shall be determined from time to time by the Board of Directors of the Company.

36.2	The person signing on behalf of the Company shall do so together with the Company seal or its printed name.

37.	Dividends and bonus shares

37.1	A decision by the Company to distribute a dividend and/or distribute bonus shares shall be adopted by the Board of Directors of the Company. The Board of Directors may decide that the dividend will be paid, in whole or in part, in cash or distribution in kind, including in securities or in any other manner, in accordance with its judgment.

37.2	Shareholders entitled to a dividend are those who are shareholders at the time of the resolution of the dividend or a later date if another date is established in the resolution to distribute dividends.

37.3	If the Board of Directors has not determined otherwise, a dividend may be paid by check or payment order by dispatch by mail to the official address of the shareholder or the person entitled to it, or in the event of joint registered owners of a share, to the person whose name appears first in the Shareholder Register in respect to the joint ownership. Any such check shall be made out to the person to whom it is sent. A receipt by a person who on the date of the announcement of the dividend is registered in the Shareholder Register as the owner of any share or, in the case of joint ownership, of one of the joint owners, shall serve as confirmation regarding all the payments made in respect to said share for which the receipt was issued.

37.4	To implement any decision pursuant to the provisions of this Article, the Board of Directors may settle as it sees fit any difficulty that may arise in respect to the distribution of dividends and/or bonus shares, including making a determination of the value for the purposes of such distribution of specific assets and to decide that payments in cash will be made to members on the basis of the value that was determined, to establish provisions in respect to fractional shares or in respect to non payment of small amounts.

38.	Company documents

38.1	The shareholders have the right to inspect the documents of the Company as set forth in Section ~~clause~~ 184 of the Companies Law, if the conditions established for doing so are met.

38.2	Without derogating from the provisions of Article 38.1 above, the Board of Directors may, in its discretion, decide to grant a right of inspection of the Company documents, or any part of them, including to shareholders, all or some, as it deems fit, in its discretion.

38.3	Shareholders shall not have a right to inspect Company documents or any part of them, unless they have been granted such right by statute or by these Articles, or if they are permitted to do so by the Board of Directors as stated in Article 38.2 above.

38.4	Subject to the provisions of all laws, any book, receipt or register which the Company must maintain, by law or by these Articles, shall be maintained by technical, mechanical or other means, as decided by the Board.

39.	Redeemable Securities

The Company may, subject to relevant law, issue redeemable securities under such terms as established by the Board of Directors, provided that the general meeting will approve the recommendation of the board and the terms that were established.

40.	Donations

The Company may donate a reasonable sum of money to a cause that the Board of Directors deems a suitable cause, even if the donation is not part of the business considerations for generating profit for the Company.

41.	Books

41.1	The Company shall keep account books and prepare financial statements pursuant to the ~~Securities~~Companies Law and any other ~~relevant~~applicable law.

41.2	Receipt books shall be held in the office or another place deemed satisfactory by the Board of Directors and shall always be open for inspection by the directors.

42.	Change of the Articles of Association

42.1	The Company may change these Articles, by a resolution adopted by the general meeting by an ~~regular~~ ordinary majority of shareholders present at the general meeting, entitled to vote and who vote, all subject to the provisions of the Companies Law.

42.2	Notwithstanding the provisions of Article 42.1 above, the Company may change the provisions of Article 19.6 above (regarding a merger), by a resolution adopted by the general meeting by a special majority of 60% of the shareholders present at the general meeting, entitled to vote and who vote, all subject to the provisions of the Companies Law.

42.3	Subject to the provisions of the Companies Law, changes to these Articles are valid from the date a resolution of such is adopted by the Company or from a later date as established by such resolution.

43.	Notices

43.1	Subject to applicable law, a notice or any other document that the Company sends and which it is entitled or required to give under these Articles and/or the Companies Law, shall be delivered by the Company to any person, whether in person, or by dispatch by mail by a letter addressed according to the recorded address of the shareholder in the Shareholder Register or according to the address that the shareholder specified in writing to the Company as an address for the delivery of notices or other documents, whether by electronic mail or by dispatch by facsimile at a number that the shareholder specified as a number for delivering notices by fax. Notice to all the shareholders of the Company ~~shall~~may be made by publication in two daily newspapers in Israel. The date the notice is published in the newspaper shall be deemed as the delivery date of the notice to all the shareholders.

43.2	All notices that must be given to the shareholders shall be given, in respect to shares under joint ownership, to the person whose name is first mentioned in the Shareholder Register as the owner of the share, and any notice sent in this manner shall be sufficient notice to all the owners of that share.

43.3	Any notice or other document that is sent will be deemed as having arrived at its destination within 3 business days - if sent by registered mail and/or by regular mail in Israel, and if hand delivered or sent by fax, then it shall be deemed as having arrived at its destination the first business day after the receipt thereof. To prove delivery, it is sufficient to demonstrate that the letter that was sent by mail containing the notice or the document addressed to the correct address and delivered to a postal office was stamped or a stamped registered letter, and in respect to a facsimile, it is sufficient to produce a confirmation of dispatch from the sending device.

43.4	Any registration effected in a regular manner in the Register of the Company shall be deemed as conclusive proof of its dispatch as recorded in that Register.

43.5	If a need arises to provide a specific number of days of advance notice or a notice that will be in force for a specific period, the delivery date shall be counted as part of the number of days or period.

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